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                               October 31, 2023

       Zachary Wang
       Chief Executive Officer
       Aurora Technology Acquisition Corp.
       4 Embarcadero Center
       Suite 1449
       San Francisco, CA 94105

                                                        Re: Aurora Technology
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 20,
2023
                                                            File No. 333-271890

       Dear Zachary Wang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

       Amendment No. 3 to Form S-4 filed October 20, 2023

       Risk Factors
       Risks Related to the Business Combination
       ATAK's Articles were amended in July 2023 to remove the requirement that redemptions could not be made if it would result in ATAK..., page 63

   1. We note your response to prior comment 3 indicating that you can rely on the exemption provided by Rule
3a51-1(a)(2) if you lose your listing status on the Nasdaq Stock Market
                                                        LLC. In this regard,
you state in your risk factor that you believe you can be listed on the
                                                        Nasdaq Global Market.
However, in order to rely on Rule 3a51-1(a)(2), you must meet the initial listing
standards and be approved for listing. Accordingly, there may be a period of time where
there is no exemption available to you, and as a result, your securities could fall
within the definition of penny stock. Please revise your risk factor to
 Zachary Wang
Aurora Technology Acquisition Corp.
October 31, 2023
Page 2
      disclose that you may not be able to immediately rely on another exemption and therefore would become an issuer of penny stock.
Opinion of ATAK's Company's Financial Advisor
Discounted Cash Flow Analysis, page 102

2. We note you added disclosure on page 102 in response to prior comment 4 and we re-
      issue the comment in part. Please disclose to discuss in detail, the underlying assumptions
      and estimates you rely on to derive each year   s revenue growth rate and
cash flow margin
      starting 2023. For example, identify the specific expectations of new product innovation, projected increase to a certain number of new customer accounts, geographic expansion in a particular market and other factors that support the percentage revenue growth year over year. Your discussion of these underlying assumptions should be sufficiently clear and detailed to provide an understanding of the objectives expected to be achieved that ultimately translate into the projected financial results. In addition, discuss the factors or contingencies that may affect these growth rates from ultimately materializing.
3. We note your response to our prior comment 4 and re-issue it in part. We note that ATAK submitted an initial draft letter of intent to DIH reflecting a pre-transaction equity value of
      $220 million, and then on December 4, 2022, ATAK submitted a revised letter of intent to
      DIH indicating a proposed equity value for DIH of $250 million. You disclose that the projections for revenue growth and cash-flow margins between calendar years 2023 through 2025 were provided by the management team of DIH. Discuss why the estimates for revenue growth and cash flow margins between calendar years 2026 through 2032, determined collectively by the management team of DIH, ATAK and Newbridge, were formed and how such extended projections were used, such as by the board in determining its valuation of DIH. As part of this, discuss when each set of projections were formed and when such projections were shared with the ATAK Board. If the ATAK Board used the extended projections to 2032 in its valuation of DIH, disclose any risks the Board considered for such sustained future growth.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameZachary Wang
                                                             Division of
Corporation Finance
Comapany NameAurora Technology Acquisition Corp.
                                                             Office of Energy &
Transportation
October 31, 2023 Page 2
cc:       Ilan Katz
FirstName LastName